Exhibit 99.1

PRESS RELEASE

AerCap Becomes Servicer of Genesis Aircraft Portfolio

Amsterdam, The Netherlands; June 30, 2011 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has acquired the right to provide lease and aircraft related services to the portfolio of aircraft it acquired following its amalgamation with Genesis Lease Limited in 2010.  AerCap, through its Irish subsidiary, AerCap Ireland Limited, has replaced GE Capital Aviation Services Limited (“GECAS”) as servicer to the aircraft portfolio.

AerCap’s CFO Keith Helming commented: “We are very pleased to have concluded this handover with GECAS.  Having the ability to directly manage the aircraft and lessees was important to maximising the overall benefits of the Genesis transaction”.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China, the United Arab Emirates and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com